

May 23, 2013

<u>Via E-Mail</u>
Mr. Gordon Hunter
Chairman, President and Chief Executive Officer
Littelfuse, Inc.
8755 West Higgins Road, Suite 500
Chicago, IL 60631

   Re: **Littelfuse, Inc.**
      Form 10-K for fiscal year ended December 29, 2012
      Filed February 27, 2013
      Response Dated May 7, 2013
      File No. 0-20388

Dear Mr. Hunter

   We have reviewed your response dated May 7, 2013 and have the following comment.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Item 11. Executive Compensation, page 80</u>

1.   We note your response to prior comments 4 and 5 regarding the factors you consider in setting compensation, including the 50th percentile of the adjusted data. Please tell us, and revise future filings to clarify, how those factors relate to the compensation you pay to your named executive officers. For example, please tell us what factors were considered in increasing the number and value of the equity awards granted to your named executive officers relative to the prior year, including any factors that mitigated the amount of the increase. While we note your disclosure regarding generally targeting the 50th percentile of your reference group, your response suggests that other factors also led to the increase.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford, Staff Attorney, at (202) 551-3637 or Geoff Kruczek, Legal Reviewer, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director